vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04036408

Date	August 11, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated August 11, 2004:

VNU delivers strong organic revenue growth from core activities in first half of 2004

With kind regards,
VNU bv

Rob de Meel
Senoir Vice President

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
AUG 19 2004
WASH. D.C. 155 SECTION

vnu

Press release

ADR file nr. 82-2876

Date Haarlem, The Netherlands, August 11, 2004

VNU DELIVERS STRONG ORGANIC REVENUE GROWTH FROM CORE ACTIVITIES IN FIRST HALF OF 2004

- **15% Cash earnings per share (CEPS) growth on a constant-currency basis* (excluding one-time tax gains: 9%)**
- **On a reported basis CEPS increased 5% and net earnings per share declined 12%**
- **Strong organic revenue growth in Marketing Information (+8%) and Media Measurement & Information (+7%)**
- **Advertising markets still under pressure in the first half**
- **Further improvement in credit statistics expected for 2004**

Amounts x EUR 1 million	first half 2004	first half 2003	change %	
			reported	at constant currencies*
Cash earnings – earnings before goodwill amortization and impairment charges	215	201	7%	17%
Cash earnings per share – earnings per share before goodwill amortization and impairment charges *(x EUR 1)*	0.84	0.80	5%	15%
Total revenues	1,834	1,939	-/- 5%	2%
Operating income before goodwill amortization and impairment charges	317	329	-/- 4%	4%
Net earnings	91	103	-/- 12%	0%
Net earnings per share *(x EUR 1)*	0.35	0.40	-/- 12%	0%
Operating income as a percentage of total revenues	17.3%	17.0%	30 basis points	

* *2004 actuals recalculated against 2003 currency exchange rates*

VNU, a global information and media company with leading market positions and recognized brands, today reported its interim financial statements for the first six months of 2004.

Rob van den Bergh, Chairman and CEO of VNU commented:

"VNU delivered good results in the first half of 2004, with our cash earnings per share growing 15% in constant currencies, albeit helped by one-time tax gains. More importantly, I'm very excited about the strong top-line growth we achieved in our marketing and media information segments – a clear indication that our information and services are in great demand.

In Marketing Information, organic revenue increased 8% – a very solid performance. ACNielsen delivered good growth in each of its regions, adding clients and increasing market share, although margins are under pressure in Europe as we convert clients to our new data factory there. Importantly, we are seeing double-digit revenue growth in our Advisory Services units, which provide high-value insights and services that help our clients enhance their targeted marketing efforts and improve their return on investment.

In Media Measurement & Information, organic revenue advanced 7%, driven primarily by Nielsen Media Research, which grew its U.S. revenues by 11%. Nielsen remains on track to expand its coverage of the U.S. television marketplace by increasing the size of its national TV ratings sample and rolling out its Local People Meter service, despite the public debate. The MMI group continues to introduce new services that measure audiences for outdoor media, video games, product placements and sports sponsorships – all advertising growth areas.

In Business Information, our trade shows continue their impressive growth, as we expand our offerings in the U.S. and Europe, and seek out new markets. Advertising for our trade magazines remains soft, but there are early signs of a recovery within the Adweek group *and the travel group in the U.S. and at* Intermediair *in Europe.* The Hollywood Reporter *continued to perform well.*

As for World Directories, our planned divestiture of this business remains on track. We expect to conclude a sale before the end of the year. At least half of the proceeds will be used to repay our debt, with the remainder used to enhance our positions in marketing and media information and trade shows.

Our growth strategy is focused on the 'sweet spot', where market conditions, clients' needs and our capabilities come together. In today's complex global markets, I believe VNU offers the right mix of assets and expertise to help our clients find new opportunities to reach consumers, grow their businesses and bring greater efficiency to their sales and marketing programs.
As we continue to leverage and integrate our assets more effectively, I am confident that we are well positioned for long-term growth.

Outlook
*For 2004 as a whole, we expect CEPS (earnings per share before goodwill amortization and impairment charges) at constant currencies to increase between 7% and 9% */**, compared with 2003 underlying CEPS of EUR 1.76***".*

*	*On a reported basis, 2004 CEPS is expected to increase between 16% and 18% (for the second half of 2004, an average US dollar rate of EUR 0.84 has been applied)*
**	*Excluding a possible bookgain or loss in connection with the divestiture of Directories*
***	*Excluding the 2003 reorganization charges and the Claritas Europe bookloss*

FINANCIAL RESULTS

The first half 2004 results were once again influenced by a substantial negative currency translation effect, as the U.S. dollar depreciated on average 12% against the Euro. Moreover, one-time tax gains of EUR 14 million benefited the first half 2004.

Cash Earnings

VNU deems cash earnings (earnings before goodwill amortization and impairment charges) to be the best indicator of the company's normal, continuing results of operations and its capacity to generate cash.

Reported cash earnings rose in the first half of 2004 to EUR 215 million from EUR 201 million. However, at constant currencies, cash earnings would have been EUR 234 million, an increase of 17%.

Reported cash earnings per share increased to EUR 0.84 from EUR 0.80 in 2003. At constant currencies, cash earnings per share would have been EUR 0.92, an increase of 15%. Excluding above mentioned tax gains, this figure would have been 9%.

Net earnings decreased 12% to EUR 91 million from EUR 103 million, as a result of the lower U.S. dollar and higher goodwill amortization charges.

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Press release

The calculation of cash earnings (per share) is detailed as follows:

Amounts x EUR 1,000	**first half 2004**	**first half 2003**
Net earnings	90,959	103,164
Goodwill amortization and impairment charges	117,917	100,307
Goodwill amortization and impairment charges included in net earnings of associates	9,150	–
Goodwill amortization included in minority interests	(3,258)	(2,868)
Cash earnings	214,768	200,603
Dividend on preferred shares	(2,847)	(2,847)
Basis for calculation cash earnings per share	211,921	197,756
Amounts x EUR 1		
Cash earnings per share *	0.84	0.80
Cash earnings per share at constant currencies *	0.92	n/a
* Average number of common shares outstanding	251,090,849	248,346,307

Revenues and results

Total revenues decreased by 5% to EUR 1,834 million from 1,939 million. At constant currencies, total revenues would have amounted to EUR 1,980 million, an increase of 2% versus 2003. Organic revenue growth (excluding the impact of shifting the publication date of the Dublin book to the second half of 2004) amounted to 5%.

Operating income decreased by 4% to EUR 317 million from EUR 329 million. At constant currencies, operating income would have amounted to EUR 342 million, an increase of 4%. Organic growth of operating income, excluding the impact of shifting the publication date of the Dublin book, amounted to 7%. Operating income has, on balance, been positively impacted by EUR 6 million as a result of:

- The release of a provision related to New York real estate amounting to EUR 14 million, as part of corporate overhead and reported under the heading "Other";
- As indicated before, a shift in the publication date of the Dublin book from the first half to the second half of 2004, which negatively impacted total revenues by EUR 40 million, and operating income by EUR 19 million.
- Book gains from divestitures (InfoAdex, Marketing Resources Plus and RTV/VMS) totaling EUR 11 million, mainly in the Media Measurement & Information group.

Press release

Date Haarlem, The Netherlands, August 11, 2004

VNU's 2003 first-half operating income was negatively impacted by three incidental factors, which, in total, amounted to EUR 2 million.

Operating income expressed as a percentage of total revenues increased to 17.3%, up from 17.0% in 2003. Including the positive timing impact of the Dublin book, VNU's first-half margin would have increased to 18.1%.

Performance by Business Group

	first half 2004		first half 2003	
Amounts x EUR 1 million	**total revenues**	**operating income**	**total revenues**	**operating income**
Marketing Information	878	85	851	77
Media Measurement & Information	457	102	464	97
Business Information	315	51	348	60
Directories	184	71	226	102
Other	–	8	12	–
Total excl. divestitures	1,834	317	1,901	336
Divested operations*	–	–	38	(7)
Total incl. divestitures	1,834	317	1,939	329

* *Total revenues and operating income of Claritas Europe*

MARKETING INFORMATION

Amounts x EUR 1 million	First half 2004	First half 2003	% change	
			reported	organic
Total revenues*	878	851	3%	8%
Operating income*	85	77	10%	12%

* *Excluding Claritas Europe*

In the first half of 2004, the Marketing Information group achieved strong 8% organic revenue growth, as virtually all regions and business units reported increases. Growth was particularly strong in the Americas and Emerging Markets regions, although this growth rate is expected to be somewhat lower for the full year.

Press release

As a result of the negative impact of a weak U.S. dollar, the group's reported total revenues only increased by 3% to EUR 878 million from EUR 851 million in 2003.

Despite the impact of the weak US dollar, the group's operating income grew 10% to EUR 85 million from EUR 77 million in 2003. Operating income in the 2003 period was negatively influenced by a one time write-off.

The group's operating margin in the first half of 2004 was 9.7% compared with 8.9% in 2003.

The Americas region delivered strong organic revenue growth, mainly driven by solid performances from ACNielsen Latin America, BASES and Claritas. In North America, the group completed its assessment of outsourcing options under Project Atlas, a three-year business improvement program launched in 2003. The group expects the outsourcing initiative and other cost-saving measures to lower operating expenses.

In the U.S., ACNielsen is making excellent progress on its Mega Panel project, which will double the size of the US *Homescan* consumer panel from 61,500 to 125,000 households by 2005. Panel recruitment is ahead of schedule and is coming in at a lower-than-expected cost. The expanded panel, which is expected to reach 91,000 households by October 2004, will enable the group to provide more detailed information about consumer shopping behavior across all demographic segments and retail channels.

ACNielsen's Europe, Emerging Markets and Asia Pacific regions also showed good organic growth, despite weak economic conditions in some European countries. In mid-June, ACNielsen began initial operation of its new European data factory, a harmonized processing platform that gives clients access to information via the Web. The first clients are being converted to the new system in Belgium, France and The Netherlands, but the lengthy and complex process of transitioning all clients to the new factory will take longer than previously expected.

Elsewhere, during the first six months, retail measurement services were expanded in Russia, China, India and Japan to provide better channel and geographic coverage. Revenues were also higher from consumer panel services in Asia as this business continued to expand its offerings and coverage.

For 2004 in total, VNU expects organic revenue growth for its Marketing Information group to be approximately 6% and group's operating margin to be approximately 12%, in line with previous guidance.

Press release

MEDIA MEASUREMENT & INFORMATION

Amounts x EUR 1 million	First half 2004	First half 2003	% change	
			reported	organic
Total revenues	457	464	-/- 2%	7%
Operating income	102	97	5%	6%

In the first half of 2004, the Media Measurement & Information group delivered organic revenue growth of 7%, largely driven by the excellent performance of Nielsen Media Research in the United States. Due to the negative impact of the lower US dollar, reported total revenues decreased by 2% to EUR 457 million from EUR 464 million.

The group's organic operating income rose 6%. This increase is primarily due to improved results from Nielsen Media Research in the United States, partially offset by lower results in the Nielsen Entertainment division. Reported operating income increased 5%. The negative impact of the US dollar was compensated by the earlier mentioned book gains on divestitures.

The group's operating margin in the first half of 2004 amounted to 22.3% compared with 20.9% in the first half of 2003.

In the U.S., Nielsen Media Research had organic revenue growth of 11%, due to continued strong demand for its TV ratings and related services. In January 2004, NMR began expanding its National People Meter sample, which is expected to double in size by 2006. NMR also is moving forward with the launch of its Local People Meter (LPM) service in the top 10 U.S. television markets, despite delays resulting from a public debate. LPM service is being introduced in New York, Los Angeles, Chicago and San Francisco in 2004.

New product offerings, such as Nielsen Outdoor, Nielsen Product Placement, Nielsen Sports and Nielsen Games, are all generating a positive reception in the marketplace.

Organic revenues at Nielsen Media Research International (NMRI) increased 9%, due to stronger demand for global advertising information, as well as the introduction of a new product offering in Germany. The operating income benefit from the revenue increase was offset by expenses associated with the expansion of NMRI's TV ratings service to more than 100 local markets in China. This service is part of a recently announced joint-venture with WPP, which measures television audiences in 30 countries.

![vnu]

Press release

VNU's 65%-owned Internet measurement business, NetRatings, grew its revenues at a double-digit rate, reflecting increased demand and improved business conditions.

The Nielsen Entertainment division, especially the Nielsen EDI and Nielsen NRG units, continued to be impacted by competition, and overall by lower information spending in the motion-picture and music industries.

For 2004 in total, organic revenue growth for the Media Measurement & Information group is expected to be between 7% and 8%. The group's operating margin for 2004 as a whole is expected to be at least the same as in the first half 2004 (compared with 21.2% in 2003).

BUSINESS INFORMATION

Amounts x EUR 1 million	First half 2004	First half 2003	% change	
			reported	organic
Total revenues	315	348	-/- 9%	-/- 2%
Operating income	51	60	-/- 15%	-/- 4%

On an organic basis, revenues at VNU Business Information declined 2%, as advertising revenues in the U.S. decreased by 8% (especially in the Food & Beverage and Music magazine groups), and in Europe by 5%.

Trade shows, the vast majority of which are in the U.S., continued their growth. Organic revenues advanced, driven by growth from existing shows and the launch of new shows. Further margin improvement was realized in the first half year.

Reported operating income of the Business Information group decreased in the first half by 15% to EUR 51 million from EUR 60 million in 2003, and by 4% on an organic basis. The group continued to benefit from ongoing cost-saving measures and margin improvement in the trade show business. The group's operating margin amounted to 16.2% in the first half of 2004 compared with 17.2% in the first half of 2003.

Trade shows comprised approximately 34% of the group's total revenues and 86% of the group's operating income.

For the second half, VNU expects the decline in advertising revenues in the United States and Europe to bottom out. The group's operating income for the full year of 2004 is expected to be at least at the same level as in 2003 in constant currencies.

vnu

Press release

DIRECTORIES

Amounts x EUR 1 million	First half 2004	First half 2003	% change	
			reported	organic*
Total revenues	184	226	-/- 19%	-/- 2%
Operating income	71	102	-/- 30%	-/- 8%

** Adjusted for the Dublin book*

VNU continued to explore strategic options for its Directories group, including a possible sale of the business, in order to concentrate on its core marketing, media measurement and business information activities.

As indicated before, mainly as the result of the publication of the Dublin directory in Ireland in July, 2004, compared with last year's publication date in June, total revenues of the group decreased by 19% to EUR 184 million from EUR 226 million, and operating income decreased by 30% to EUR 71 million from EUR 102 million. Including the Dublin book (revenues EUR 40 million and operating income EUR 19 million), organic growth of revenues and operating income amounted to -/- 2% and -/- 8%, respectively. On-line revenues increased by 41% to EUR 24 million from EUR 17 million.

The introduction of the combined yellow/white pages directory in The Netherlands continued, with the book enjoying high customer acceptance and achieving strong penetration among advertisers.

VNU expects full-year 2004 operating income for the Directories group to be in line with the figure of 2003.

OTHER

Under this heading, the corporate overhead is included. In the first half of 2004, this item shows a positive amount, due to the release of a provision of EUR 14 million regarding New York real estate.

Acquisitions and divestitures

VNU invested EUR 46 million for acquisitions in the first half of 2004, mainly relating to RedSheriff (indirectly 58%), Music Control (51%) and AMER Research ltd (50%).

During the first half of 2004, VNU divested some smaller operational units, including Marketing Resources Plus (100%) and InfoAdex Spain (50%).

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Press release

Intangibles
The 2004 half-yearly financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as a determination of the amortization and impairment charges used in the financial statements from the previous four years. In accordance with Dutch accounting guidelines, all intangible fixed assets are to be amortized as of 2001. By comparison, effective July 2002 in the United States, the current accounting standard no longer permits goodwill amortization unless it relates to the annual impairment tests. In 2001, the International Accounting Standards Board (IASB) initiated the Business Combinations project, aimed at convergence of International Accounting Standards with the accounting standards of the United States.

The IASB issued an exposure draft in December 2002. A final standard (IFRS 3) has been issued on March 31, 2004. Considering these developments, VNU has decided to apply the new standard as soon as this is allowed (starting in 2005) and to maintain its current accounting principles for 2004, because we believe that consecutive changes in our policy for intangibles will not improve the reader's understanding of our financial statements.

Following Dutch guidelines in the first half of 2004 would have led to additional amortization of publishing rights of EUR 47 million, which also would have entailed longer terms for amortization than the 20 years now required under current Dutch goodwill amortization guidelines. This item has no impact on cash earnings per share, which is the most important benchmark used by VNU to evaluate its profitability.

In the first half of 2004, VNU carried out impairment tests on its publishing rights and goodwill. This did not result in any impairment charge.

International Financial Reporting Standards (IFRS)
A pre-recorded presentation by Frans Cremers, CFO, on the impact of IFRS will be available on the VNU website beginning August 11th at 08.30 am CET. In addition a conference call on the topic of IFRS will be held on August 20th at 03.30 pm CET. This conference call also will be audio-webcasted via VNU's website.

Other financial items
Net debt at the end of June 2004 (EUR 2,991 million) remained at approximately the same level as at year-end 2003, the result of further repayment of debt and the impact of a higher US dollar rate at this balance sheet date.

In the first half of 2004, net interest expense decreased substantially to EUR 63 million from EUR 70 million.

VNU expects its interest coverage ratio to be at approximately 6.5 in 2004. This ratio amounted to 5.7 in 2003 (6.3 before incidental items). A minimum covenant ratio of 3.0 has been agreed upon with VNU's lenders.

VNU continued to reduce the amount of the outstanding convertible due in 2006, with approximately EUR 87 million by buying these convertibles back in the market during the first half of 2004, thereby further reducing the repayment peak in 2006.

One-time tax gains of EUR 14 million benefitted the first half 2004. As a result VNU's effective tax rate, adjusted for non tax-deductible goodwill amortization, amounted to 16% versus 25% in 2003. In relation to these tax benefits, the amount of goodwill amortization increased by approximately EUR 18 million. The expected effective tax rate for full year 2004 amounts to approximately 22%. For the years thereafter the effective tax rate is expected to be between 25% - 27%.

In the first half of 2004, capital expenditures amounted to EUR 82 million, compared with EUR 78 million during the 2003 first half. For the full year 2004, VNU expects capital expenditure to be between EUR 190 million to EUR 210 million.

Interim Dividend

For the financial year 2004, VNU will pay an interim dividend of EUR 0.12 per common share, unchanged from the 2003 interim dividend.

Shareholders may elect to receive the interim dividend in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the interim dividend in shares will approximate as closely as possible the value of the interim cash dividend. The interim dividend on common shares, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares, will be payable on August 26, 2004.

For the 7% preferred shares, an interim dividend of EUR 0.64 will be paid.

Forward-looking Statements

This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.

Factors leading thereto may include, without limitations, general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

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Press release

Further information
On Wednesday, August 11, 2004, at 10.00 a.m. (CET), a meeting will be held for investors, analysts and media in Amsterdam, the Netherlands. The meeting will be conducted in English and will be broadcast live via an audio-visual webcast on VNU's corporate website, *www.vnu.com*. Later that same day, at 4.00 p.m. (CET), a conference call for investors will be held. An audiotape of this conference call will be available up to 48 hours after the event. For more information, please contact Mark Walter of Taylor Rafferty Associates, at telephone +44 207 936 04 00. The conference call may also be heard on VNU's corporate website, *www.vnu.com*.

On December 15, 2004, VNU will publish a Trading Statement, which includes preliminary information about VNU's financial performance for the full year 2004. The 2004 yearly figures will be published on March 9, 2005.

VNU

CONSOLIDATED BALANCE SHEET

Amounts x EUR 1,000

	June 30 2004	December 31 2003	June 30 2003
Fixed assets			
Intangible assets	7,144,440	7,116,473	7,655,040
Property, plant and equipment	519,901	504,000	495,596
Long-term financial assets *	410,952	428,652	409,136
	8,075,293	8,049,125	8,559,772
Current assets			
Inventories *	13,418	12,081	24,859
Accounts receivable and other current assets *	950,632	959,785	1,014,267
Cash and cash equivalents	425,231	489,600	450,694
	1,389,281	1,461,466	1,489,820
Current liabilities	1,803,266	1,647,875	1,522,437
Working capital	(413,985)	(186,409)	(32,617)
Capital to be financed	7,661,308	7,862,716	8,527,155
Non-current liabilities			
Debenture loans and private placements	2,574,897	2,825,536	3,082,592
Other long-term liabilities	89,979	96,082	67,134
	2,664,876	2,921,618	3,149,726
Subordinated loans	136,134	181,512	491,882
Provisions for liabilities and charges	621,073	611,490	429,606
Minority interests	77,954	81,893	91,100
Shareholders' equity			
Capital stock	53,235	52,709	52,601
Additional paid-in capital	2,333,727	2,334,368	2,334,851
Retained earnings	1,683,350	1,549,174	1,874,225
Unappropriated net earnings	90,959	129,952	103,164
	4,161,271	4,066,203	4,364,841
Financing capital	7,661,308	7,862,716	8,527,155

** The presentation of this item has been adjusted as of December 31, 2003. We adjusted the comparative figures for June 30, 2003 accordingly.*
The interim figures included in this report are unaudited.

CONSOLIDATED STATEMENT OF EARNINGS

Amounts x EUR 1,000	first half 2004	first half 2003	full year 2003
Net operating revenues	1,820,437	1,923,607	3,899,364
Other revenues and book gains (losses)	13,896	15,515	(17,598)
Total revenues	1,834,333	1,939,122	3,881,766
Personnel costs	925,552	930,731	1,889,620
Raw materials and purchased services	373,990	403,399	811,897
Other operating expenses	148,146	194,755	384,543
Depreciation of property, plant and equipment	69,263	80,755	152,838
Total operating costs and expenses	1,516,951	1,609,640	3,238,898
Operating income before goodwill amortization and impairment charges	317,382	329,482	642,868
Goodwill amortization	(117,917)	(100,307)	(219,861)
Goodwill impairment charges	–	–	(35,396)
Operating income after goodwill amortization and impairment charges	199,465	229,175	387,611
Interest income	6,689	6,789	15,292
Interest expense	(69,688)	(76,495)	(154,314)
Other financial gains and losses	4,623	(1,367)	808
Results from financial income and expense	(58,376)	(71,073)	(138,214)
Earnings before income taxes	141,089	158,102	249,397
Income taxes	(39,760)	(53,145)	(112,190)
Net earnings of associates	(5,381)	3,668	7,094
Minority interests	(4,989)	(5,461)	(14,349)
Net earnings	90,959	103,164	129,952

Per common share
Amounts x EUR 1

Earnings before goodwill amortization and impairment charges (cash earnings)	0.84	0.80	1.51

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are the following:

Amounts x EUR 1 million

	first half 2004	first half 2003
Balance at January 1	4,066	4,587
Foreign currency rate differences	56	(271)
Final dividends paid in cash	(52)	(60)
Net earnings current financial year	91	103
Other changes	–	6
Balance at June 30	4,161	4,365

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CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts x EUR 1,000		first half 2004		first half 2003		full year 2003
Operating income of subsidiaries after goodwill amortization and impairment charges		199,465		229,175		387,611
Adjustments for:						
Book (gains) and losses, included in operating income		(13,896)		(15,515)		17,598
Depreciation of property, plant and equipment		69,263		80,755		152,838
Goodwill amortization and impairment charges		117,917		100,307		255,257
Change in provisions and other long-term liabilities		(18,661)		(5,843)		70,090
Change in accounts receivable and other current assets	(11,481)		3,190		8,442	
Change in inventories	(1,050)		(3,259)		2,347	
Change in current liabilities	(50,679)		(140,250)		(25,908)	
Change in working capital items		(63,210)		(140,319)		(15,119)
Cash flows from operations of subsidiaries		290,878		248,560		868,275
Interest received	5,792		3,316		21,699	
Dividends received from associates	1,432		1,689		7,569	
Interest paid	(65,723)		(63,717)		(144,875)	
Income taxes paid	(62,086)		(37,012)		(101,624)	
		(120,585)		(95,724)		(217,231)
Cash flows from operating activities		170,293		152,836		651,044

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Acquisition of subsidiaries and associates	(45,722)		(72,666)		(103,741)	
Divestiture of subsidiaries and associates	48,040		22,825		16,996	
Investments in property, plant and equipment	(82,290)		(78,429)		(209,347)	
Proceeds from the sale of property, plant and equipment	5,059		7,045		19,645	
Net investments in long-term financial assets	1,023		(2,785)		(915)	
Cash flows from investment activities		(73,890)		(124,010)		(277,362)
Proceeds from long- and short-term debt	83,490		415,834		414,133	
Repayment of long- and short-term debt	(184,801)		(425,089)		(656,758)	
Proceeds from share issuance	–		–		–	
Dividends paid	(52,164)		(59,663)		(75,032)	
Cash flows from financing activities		(153,475)		(68,918)		(317,657)
Net cash flows		(57,072)		(40,092)		56,025
Foreign currency translation differences and other changes		(7,297)		(33,729)		(90,940)
Changes in cash and cash equivalents		(64,369)		(73,821)		(34,915)
Cash flows from operating activities	170,293		152,836		651,044	
Net investments in property, plant and equipment	(77,231)		(71,384)		(189,702)	
Free cash flows before dividends paid		93,062		81,452		461,432
Dividends paid		(52,164)		(59,663)		(75,032)
Free cash flows		40,898		21,789		386,310

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FINANCIAL CALENDAR

Date August 11, 2004

In compliance with the Dutch Corporate Governance Code, we herewith include our financial calendar for 2004, listing upcoming VNU events of interest to analysts and investors.

Roadshows 2004:

August 11	**Publication 2004 half yearly results** Analyst / Investor / Media meeting in Amsterdam
August 12 and 13	Roadshow London
August 15 - 19	Roadshow Europe: Dublin, Edinburgh, Frankfurt, Paris
August 19 - 27	Roadshow North America: New York, Philadelphia, Baltimore, Wilmington, Boston, Toronto, Montreal, Chicago

Special events 2004:

August 20	Conference call IFRS presentation (webcasted on www.vnu.com)
September 1	Presentation for Dutch investors, organized by ING
September 16	12th Annual Benelux Conference, Amsterdam, Deutsche Bank
November 19	TMT Conference, Barcelona, Morgan Stanley
December 7	UBS Global Media Conference, New York

(All dates are provisional.)